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EXHIBIT 99.1

THOMSON REUTERS
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three-month and nine-month periods ended September 30, 2008, compared to the same periods in the preceding year. We recommend that you read this management's discussion and analysis in conjunction with our consolidated financial statements for each of the three-month and nine-month periods ended September 30, 2008 and the year ended December 31, 2007, the related notes to those financial statements, and our management's discussion and analysis for the year ended December 31, 2007. Our financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. References in this discussion to "$" and "US$" are to U.S. dollars, references to "C$" are to Canadian dollars, references to "£" are to British pounds sterling, references to "€" are to the Euro and references to "¥" are to the Japanese yen. Unless otherwise indicated or the context otherwise requires, references in this discussion to "we," "our," "us" and "Thomson Reuters" are to Thomson Reuters Corporation, Thomson Reuters PLC and their respective subsidiaries which operate as a unified group under a dual listed company (DLC) structure. In addition to historical information, this management's discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Some of these factors include those identified in the section entitled "Cautionary Note Concerning Factors That May Affect Future Results" at the end of this management's discussion and analysis and in the "Risk Factors" section of Thomson Reuters PLC's annual report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This management's discussion and analysis is dated as of November 11, 2008.

OVERVIEW

On April 17, 2008, The Thomson Corporation (Thomson) acquired Reuters Group PLC (Reuters) and Thomson Reuters was formed. Thomson Reuters operates under a DLC structure, which means that we have two parent companies, both of which are publicly listed:

  •
  Thomson Reuters Corporation, an Ontario, Canada corporation, and

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  Thomson Reuters PLC, an English company.

Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The boards of the two parent companies comprise the same individuals, as do the companies' executive management teams.

Our Business, Strategy and Operating Environment

What Thomson Reuters does — We are the world's leading source of intelligent information for businesses and professionals. We define intelligent information as information that organizes itself, suggests connections and fits into professionals' workflows. We combine industry expertise with innovative technology to deliver critical information to decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization, Reuters. We believe that our intelligent information provides our customers with a competitive advantage by enabling them to make better decisions faster.

How Thomson Reuters makes money — We generate revenues by supplying knowledge workers with business-critical information solutions and services. We make our information more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers' workflows, we deliver information and services electronically, integrate our solutions with our customers' own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, instead of simply selling the content itself and are moving from just informing our customers to enabling their decisions. We believe our ability to embed our solutions into customers' workflows is a significant competitive advantage as it leads to strong customer retention.

Thomson Reuters operational structure — Thomson Reuters manages its operations through its two divisions:

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  Markets, which consists of our financial businesses, which are a combination of those operated by Reuters and Thomson Financial prior to the closing of the acquisition; and

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  Professional, which consists of our Legal, Tax & Accounting, Scientific and Healthcare segments.

The reportable segments of Thomson Reuters are Markets, Legal, Tax & Accounting, Scientific and Healthcare, as well as a Corporate and Other category. The Corporate and Other category principally includes corporate expenses, certain costs associated with stock-related compensation, fair value adjustments associated with foreign currency embedded derivatives of customer contracts, costs associated with corporate integration and synergy programs and costs associated with the Reuters acquisition.

Business environment and trends — As a global organization, we are affected by economic and market dynamics, governmental regulations and business conditions of each market and country in which we operate. In recent months, global markets have been negatively impacted by a variety of factors, and the financial services industry in particular has been adversely affected by losses in the mortgage and credit markets. While we are not immune to economic cycles, the professional markets that we serve have historically been more resilient than the financial markets that we serve. Further, over the last few years, our business has increasingly become more subscription-based with a greater number of customers entering into multi-year commitments for our critical workflow tools and applications. We believe these factors will help mitigate the impact of the recent downturn in global markets relative to our positioning in previous downturns.

Despite volatile world financial markets and weakness in the global economy, our Markets Division continued to perform well in the third quarter of 2008 due to its diversity of customers, global presence and breadth of offerings. As a consequence of consolidation and retrenchment within the financial industry, we experienced some customer losses, particularly investment banks directly impacted by the credit markets. However, these customer losses represented a small fraction of our overall customer base. Geographically, impacts on the industries that our Markets Division serves have not been uniform. We have experienced higher growth in our Markets Division revenues from Asia and the Middle East, as compared to other areas of the world, due to relatively stronger macroeconomic conditions and a growing need for a more established information services infrastructure. With respect to our various product offerings, the continued growth in those related to foreign exchange, commodities and energy and services for corporations more than offset the impact from weakness in investment banking. Further, we experienced higher transaction revenues in the third quarter of 2008 as volatility in financial markets led to higher trading volumes.

Our Professional Division also performed well in the third quarter of 2008. Our legal business has expanded its online offerings and client development and consulting services, offsetting softening in ancillary revenue and sales in the government and small law firm segments. Even though law firms are tightening their cost structures following slowdowns in various practice areas, we believe that a consequence of the global financial crisis could be increases in traditionally countercyclical work such as litigation, bankruptcies, restructurings and regulation. Similarly, we believe our Tax and Accounting segment is well positioned to help professionals stay apprised of U.S. tax code changes and new regulations which are expected from a new U.S. presidential administration. Because the focus on cost and efficiency is heightened in the current environment, we believe we are equally well positioned in the Healthcare segment, where we deliver solutions to provide transparency and analysis into healthcare spending. We believe that the global reach of our Scientific segment, and particularly our presence in markets like Asia, could help mitigate weaker markets in the United States and Europe.

Our results through September 30, 2008 demonstrate the strength, breadth and balance of our company. We are benefiting from our business model which focuses on achieving leading positions in key professional markets, seeking profitable growth in emerging as well as developed markets and providing our customers with deeply relevant content and services via superior product platforms. We believe cost discipline and the realization of integration savings will help drive profit growth. We believe our ability to translate profits into cash flow, supported by a strong balance sheet and liquidity, will allow us to take advantage of investment opportunities that may result from market disruptions while maintaining a disciplined approach to capital allocation.

We have traditionally encountered competition in each of our markets from both large information providers and smaller niche market businesses. However, we now face an evolving competitive landscape. Certain of our traditional competitors are implementing solutions strategies of their own. In the future, other competitors could come from outside our traditional competitive set. For instance, Internet service companies and search providers could pose a threat to some of our businesses by providing more in-depth offerings than are currently available from such services. In response to this, we are continuing to move forward aggressively in segmenting our markets and developing solutions that will allow us to remain embedded in our customers' workflows.

Consolidated financial statements and accounting standards — Our financial statements for the three and nine months ended September 30, 2008 are the consolidated financial statements of Thomson Reuters Corporation. Those statements account for Thomson Reuters PLC as a subsidiary and have been prepared in accordance with Canadian GAAP. We have received exemptive relief to present Thomson Reuters Corporation's financial statements in accordance with International Financial Reporting Standards (IFRS) in 2009. We have provided a voluntary reconciliation to IFRS in this management's discussion and analysis. See the section entitled "Recently Issued Accounting Standards" for more information.

Results for Reuters are included in our consolidated financial statements beginning April 17, 2008, as we are accounting for the acquisition under the purchase method. For informational purposes, we have also included Thomson Reuters pro forma results in this management's discussion and analysis, which present the hypothetical performance of our business as if Thomson had acquired Reuters on January 1, 2007. See the sections of this management's discussion and analysis entitled "Acquisition of Reuters" and "Unaudited Pro Forma Results" for more information.

Acquisition of Reuters

Consideration

On April 17, 2008, Thomson acquired Reuters for approximately $17 billion. Under the terms of the acquisition:

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  All of the issued and outstanding Reuters ordinary shares were cancelled;

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  Reuters shareholders received, for each Reuters ordinary share held:

    o        352.5 pence in cash (a total of $8.45 billion paid on May 1, 2008); and

    o        0.16 Thomson Reuters PLC ordinary shares (a total of 194,107,278 issued on closing, April 17, 2008);

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  One Thomson Reuters PLC ordinary share is equivalent to one Thomson Reuters Corporation common share under the DLC structure; and

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  Thomson shareholders continued to hold their shares of Thomson, renamed as Thomson Reuters Corporation.

Thomson Reuters PLC shares were valued at approximately $8.2 billion, or $42.38 per share using the average Thomson share price a few days before and after May 15, 2007, the date of the announcement of the acquisition.

Subject to certain exceptions, the 33,670,064 options and awards outstanding under Reuters share-based employee compensation plans vested and became fully exercisable prior to the closing of the acquisition. These options expire during the fourth quarter of 2008. Upon exercise, holders are entitled to the same consideration for each share of Reuters that would have been received. The fair value of outstanding options, determined using the Black-Scholes pricing model, was $195 million and was included in the purchase consideration.

The purchase consideration was as follows (millions of U.S. dollars):

Cash	8,450
Ordinary shares, Thomson Reuters PLC	8,226
Reuters Group PLC options	195
Transaction costs	138

Total purchase consideration	17,009

We have not yet completed the allocation of the purchase price to the Reuters assets acquired and liabilities assumed, but we have included a preliminary purchase price allocation in note 4 of our consolidated financial statements for the nine months ended September 30, 2008. We expect to finalize our purchase price allocation within 12 months from the closing date of the acquisition.

Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following the acquisition, the controlling shareholder of Thomson Reuters is The Woodbridge Company Limited. As of the date of this management's discussion and analysis, The Woodbridge Company Limited and other companies affiliated with it (Woodbridge) had a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. See the section entitled "Related Party Transactions" for additional information about our relationship with Woodbridge.

Required Divestitures

In order to obtain antitrust clearance for the transaction, we agreed to sell a copy of the Thomson Fundamentals (Worldscope), Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and selected employees connected to the databases. The sales of the Thomson Fundamentals and Reuters Economics databases were completed during the three months ended September 30, 2008. We do not expect the required sales to have any material adverse effect on our revenues or profitability or to have any material impact on the synergies expected to be generated by the transaction. See the section entitled "Subsequent Events" for additional information.

Selected Historical and Pro Forma Financial Information

The following table summarizes selected financial information for Thomson Reuters for the three and nine-month periods ended September 30, 2008 and 2007.

	Three months ended September 30,		Nine months ended September 30,
(unaudited)
(millions of U.S. dollars, except per share amounts)
	2008	2007	2008	2007

Canadian GAAP results:
Revenues	3,333	1,796	8,295	5,263
Operating profit	493	310	1,004	887
Earnings from continuing operations	392	314	764	785
Earnings (loss) from discontinued operations, net of tax	(11)	2,655	(16)	2,785
Net earnings	381	2,969	748	3,570
Diluted earnings per share from continuing operations	$0.47	$0.49	$1.00	$1.21
Diluted earnings per share	$0.46	$4.61	$0.98	$5.53
Pro forma results:
Pro forma revenues	3,333	3,099	10,029	9,020
Pro forma operating profit	493	371	1,257	925
Pro forma revenues from ongoing businesses	3,333	3,078	9,987	9,041
Pro forma underlying operating profit	676	576	1,960	1,616
Pro forma underlying operating profit margin	20.3%	18.7%	19.6%	17.9%

Please see the "Results of Operations" section of this management's discussion and analysis for commentary on these results. The 2008 results are not directly comparable to 2007 results due to the inclusion of financial results from Reuters beginning with the date of acquisition and certain one-time items. Therefore, we have provided supplemental information and analysis in the section entitled "Unaudited Pro Forma Results" to further explain our operating performance.

Seasonality

Historically, Thomson's revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Its operating margins historically increased as the year progressed. For these reasons, the performance of its businesses were not comparable quarter to consecutive quarter and were best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, we anticipate that the seasonality of Thomson Reuters revenues and operating profits will be slightly less pronounced.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to our results reported in accordance with Canadian GAAP, we use certain non-GAAP financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. We have historically reported non-GAAP financial results as we believe their use provides more insight into our performance.

The following is a description of our non-GAAP financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow.

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  Revenue and operating profit from ongoing businesses.  We believe our revenue and profits are best measured based on our ability to grow our ongoing businesses over the long term. Accordingly, we evaluate our revenue and operating profits excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.

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  Net debt.  We define our net debt as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the "Liquidity and Capital Resources" section of this management's discussion and analysis.

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  Free cash flow.  We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common and ordinary dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the "Liquidity and Capital Resources" section of this management's discussion and analysis.

Non-GAAP measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to measures of financial performance calculated in accordance with Canadian GAAP. Due to the significant impact of the Reuters acquisition on our results, we included pro forma results as if we had acquired Reuters on January 1, 2007 to provide a more meaningful analysis of our performance compared to the prior year. Pro forma results do not reflect the actual results of our business. See the section entitled "Unaudited Pro Forma Results."

INTEGRATION AND SYNERGY PROGRAMS

As a consequence of the Reuters acquisition, we announced an integration and synergy program directed at integrating Thomson and the acquired Reuters business and capturing cost synergies. Its primary objective is the integration of Thomson Financial with Reuters, which now comprise the Markets Division, but also includes efforts to integrate both shared services across Thomson Reuters and corporate departments. The legacy transformational initiatives pursued by Thomson and Reuters separately, THOMSONplus and Core Plus, respectively, ceased to exist as independent programs and became part of the current synergy program. Because these are corporate initiatives, incremental expenses associated with these programs are reported within the Corporate and Other segment. The synergy initiatives, which are directed at capturing cost savings, are expected to be completed in 2011 at a total cash cost of $1.2 billion. This amount excludes expenses associated with THOMSONplus and Core Plus incurred prior to 2008. We will incur restructuring costs associated with these efforts, including severance and losses on lease terminations and other cancellations of contracts. Certain costs will qualify to be recorded as part of goodwill and the remainder will be expensed. Additionally, integration costs of $200 million, which are related to the formation of Thomson Reuters, are expected to be incurred in 2008 and 2009.

We expect the synergy program will generate run-rate savings of approximately $1.2 billion by the end of 2011. In addition to realizing synergies from the creation of the Markets Division, we also expect to realize efficiencies and improve effectiveness across Thomson Reuters, including in areas such as technology procurement, third-party data suppliers, real estate and data center infrastructure. Further savings will be realized by eliminating duplicative corporate functions, consolidating shared service centers, and improving our effectiveness by extending common platforms in back office business systems.

In the nine months ended September 30, 2008, we spent $237 million on synergy initiatives and $146 million on integration. Additionally, as of September 30, 2008, we have achieved an annual run-rate savings level of $550 million as a result of the current program and legacy THOMSONplus and Core Plus initiatives.

In the three-month and nine month periods ended September 30, 2008, we incurred $85 million and $239 million of expenses, respectively, primarily related to severance and consulting costs associated with technology initiatives and the integration of Markets Division and corporate organizational structures. The nine-month period also reflected marketing expenses related to the new Thomson Reuters brand and legacy spending in THOMSONplus as a stand-alone program. These legacy expenses primarily related to severance costs associated with restructurings, as well as consulting fees related to efforts to deploy SAP as our company-wide enterprise resource planning (ERP) system.

In the three and nine-month periods ended September 30, 2007, we incurred $24 million and $85 million, respectively, of expenses associated with THOMSONplus consisting primarily of consulting services. In the nine-month period ended September 30, 2007, these costs also reflected severance. The consulting costs primarily related to efforts to deploy SAP, as well as efforts to improve our customer service infrastructure. In the nine-month period ended September 30, 2007, severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers and efforts to streamline the operations of Thomson Financial.

RESULTS OF OPERATIONS

The following discussion compares our results for the three and nine-month periods ended September 30, 2008 and 2007 and provides analyses of results from ongoing businesses and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Our results from ongoing businesses exclude discontinued operations and other business sold or held for sale.

The financial results of Reuters are reflected in our consolidated financial statements beginning April 17, 2008. Given the significance of the Reuters acquisition to Thomson Reuters and the Markets Division of our business, the fluctuations in consolidated results from 2007 to 2008 and changes in our financial position since December 31, 2007 were generally a result of the acquisition. We have provided an analysis of results on a pro forma basis as though Reuters had been acquired on January 1, 2007 in the section of this management's discussion and analysis entitled "Unaudited Pro Forma Results."

Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled "Discontinued Operations" for a discussion of these operations. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

The following table summarizes our consolidated results for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)
	2008	2007	2008	2007

Revenues	3,333	1,796	8,295	5,263
Operating profit	493	310	1,004	887
Operating profit margin	14.8%	17.3%	12.1%	16.9%
Net earnings	381	2,969	748	3,570
Diluted earnings per share	$0.46	$4.61	$0.98	$5.53

Revenues.    For the three-month and nine-month periods ended September 30, 2008, revenues increased 86% and 58%, respectively. The increases in revenues largely reflected the addition of Reuters. Contributions from acquired businesses also included results from our Property Tax Services and TaxStream businesses and, for the nine-month period, CrossBorder Solutions in the Tax & Accounting segment. Contributions from acquired businesses in the Scientific segment included results from Prous Science.

For our existing businesses, revenue growth was exhibited in all of our segments reflecting customer demand for our integrated solutions, particularly in the legal and tax and accounting markets. Revenues for our Markets Division also increased as volatility and high trading volumes in the financial markets resulted in increased revenues from our transaction-based services. Our breadth of offerings, as well as geographic diversification, enabled us to continue to increase revenues despite the challenging economic environment and softness in certain markets.

Operating profit.    In the three-month and nine-month periods ended September 30, 2008, operating profit increased 59% and 13%, respectively. The increase in operating profit was a result of higher revenues from our existing businesses and from the acquisition of Reuters. The effects of higher revenues on operating profit were partly offset by costs associated with the Reuters acquisition and our integration and synergy program. For the nine-month period ended September 30, 2008, operating profit also reflected an impairment on assets held for sale. Operating profit margins declined in both periods due to impacts of the Reuters acquisition, including integration and synergy costs. In the nine-month period ended September 30, 2008, the impairment on assets held for sale also contributed to the decrease of our operating profit margin.

Depreciation and amortization.    Depreciation expense increased $96 million and $177 million in the three-month and nine-month periods ended September 30, 2008, respectively, compared to the prior year periods, primarily because of the acquisition of Reuters. The increases also reflected capital expenditures by our existing businesses. Amortization expense increased $92 million and $172 million in the three-month and nine-month periods ended September 30, 2008, respectively, compared to the prior year periods. The increases in amortization were due to acquired Reuters assets. Relative to our existing businesses, amortization approximated the prior year as increases from newly-acquired assets were offset by decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Impairment on assets held for sale.    In conjunction with our decision to sell our Dialog business, we recognized a charge of $72 million for the impairment of its intangible assets in the second quarter of 2008. This business was not classified as a discontinued operation as we continue to receive royalty payments associated with its operations.

Net other expense/income.    Net other income in the three-month and nine-month periods ended September 30, 2008 was $119 million and $55 million, respectively, primarily consisting of a gain from the sale of a copy of the Worldscope database (see the section entitled "Required Divestitures") and foreign currency gains associated with intercompany funding arrangements. Accounting rules require that foreign currency gains and losses on intercompany arrangements are recognized in the statement of earnings when such arrangements are settled, or when they are not considered permanent in nature. Net other income in the nine-month period ended September 30, 2008 also included losses from changes in foreign currency exchange rates associated with the cash consideration for the Reuters acquisition. See the section entitled "Hedging Program for Reuters Consideration" for a related discussion of the effects of foreign exchange on the Reuters acquisition cash consideration.

Net other expense in the three-month period ended September 30, 2007 of $6 million primarily reflected the change in fair value of our sterling call options, which were acquired in the third quarter of 2007 as part of our hedging program to mitigate exposure to changes in the $/£ exchange rate resulting from our then proposed transaction with Reuters. Net other income in the nine-month period ended September 30, 2007 of $6 million included income from, and gains on the sales of, certain equity investments partially offset by the change in fair value of our sterling call options.

Net interest income/expense and other financing costs.    Net interest expense in the three-month and nine-month periods ended September 30, 2008 was $107 million and $122 million, respectively, compared to net interest income of $40 million and net interest expense of $64 million for the comparable prior year periods, respectively. The increases in interest expense for both periods were primarily due to higher borrowings. See the section entitled "Financial Position" for further discussion. Interest income from the investment of the proceeds from the sale of Thomson Learning's higher education, careers and library reference businesses benefited all periods except the third quarter of 2008. These proceeds were received in the third quarter of 2007 and were utilized to fund our acquisition of Reuters in the second quarter of 2008.

Income taxes.    Income taxes for the three-month and nine-month periods ended September 30, 2008 and 2007 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. The seasonality in our businesses affects our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate. Consequently, our effective tax rate in interim periods is not indicative of our estimated effective tax rate for the full year. For the three-month period ended September 30, 2008, income taxes included an $11 million charge associated with a current tax charge for internal restructuring. For the nine-month period ended September 30, 2008, income taxes also reflected a $26 million benefit associated with an impairment of assets held for sale. For the nine-months ended September 30, 2007, our provision reflected benefits of $61 million resulting from a change in Australian tax law and the recognition of Canadian tax losses. The Canadian tax losses were recognized in anticipation of using them against taxable income from the sale of Thomson Learning's Canadian education business later in the year.

Tradeweb ownership interests.    See the section entitled "Tradeweb Partnership" for a discussion of a recent transaction involving Tradeweb. For the three and nine-month periods ended September 30, 2008, we consolidated the results of Tradeweb Markets and recorded minority interest expense, net of tax, of $3 million and $9 million, respectively. For the three and nine-month periods ended September 30, 2008, our share of the earnings of Tradeweb New Markets was not significant. Amounts related to Tradeweb Markets and Tradeweb New Markets were reflected in Tradeweb ownership interests in our consolidated statement of earnings for the three and nine months ended September 30, 2008.

Earnings attributable to Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares and earnings per share.    For the three months ended September 30, 2008, earnings attributable to common and ordinary shares of $380 million decreased 87% compared to that of the prior year period of approximately $3.0 billion. Diluted earnings per common share were $0.46 in the three months ended September 30, 2008 compared to $4.61 in the prior year period. For the nine months ended September 30, 2008, earnings attributable to common and ordinary shares of $744 million decreased 79% compared to that of the prior year period of approximately $3.6 billion. Diluted earnings per share were $0.98 in the nine months ended September 30, 2008 compared to $5.53 in the prior year period.

For both periods, the decreases in reported earnings and diluted earnings per share reflected higher results from discontinued operations in the prior year periods. In both of the 2007 periods, results from discontinued operations included a $2.7 billion gain on the sale of Thomson Learning's higher education, careers and library reference businesses. Diluted earnings per share from continuing operations for both the three-month and nine-month periods ended September 30, 2008 decreased compared to the prior year periods due to an increase in the number of shares outstanding largely as a result of shares issued to acquire Reuters in the second quarter of 2008.

Operating Results by Business Segment

While in accordance with Canadian GAAP, our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before the amortization of identifiable intangible assets and impairment of assets held for sale. We use this measure for our segments because we do not consider amortization and impairments to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

Markets

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	2008	2007

Segment revenues	1,982	544	4,284	1,611
Segment operating profit	346	117	736	319
Segment operating profit margin	17.5%	21.5%	17.2%	19.8%

Beginning April 17, 2008, the Markets Division includes the results of Thomson Financial and Reuters, operating as a single unit. Given the significance of the Reuters acquisition to the Markets Division, the changes in results for the three months and nine months ended September 30, 2008 compared to the comparable prior year periods were generally due to the acquisition, but also reflected higher revenues from existing businesses. We have provided an analysis of results on a pro forma basis, including revenues by sub-segment which encompass legacy Reuters products, as though Reuters had been acquired on January 1, 2007 in the section entitled "Unaudited Pro Forma Results."

Revenues from existing businesses increased as a result of higher transaction revenues and higher revenues from Thomson ONE products. Tradeweb and BETA revenues increased due to higher volumes in trading activity. Our recurring revenues from Thomson ONE products increased, especially in the investment management and corporate services markets, due to new sales and migrations from legacy offerings.

Segment operating profit increased primarily due to higher revenues attributable to the Reuters acquisition and the realization of benefits from our synergy and integration program. The segment operating profit margin decreased due to a less profitable product mix.

Professional Division

The Professional Division consists of our Legal, Tax & Accounting, Scientific and Healthcare segments. A discussion of the operating results of each segment follows this divisional summary.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	Change	2008	2007	Change

Segment revenues from ongoing businesses	1,352	1,234	10%	3,977	3,600	10%
Segment revenues from disposals	—	21	n/m	42	65	n/m

Segment revenues	1,352	1,255	8%	4,019	3,665	10%
Segment operating profit from ongoing businesses	391	351	11%	1,099	1,006	9%
Segment operating (loss) profit from disposals	(1)	3	n/m	5	9	n/m

Segment operating profit	390	354	10%	1,104	1,015	9%
Segment operating profit margin for ongoing businesses	28.9%	28.4%		27.6%	27.9%
Segment operating profit margin	28.8%	28.2%		27.5%	27.7%

n/m = not meaningful.

For the three-month and nine-month periods ended September 30, 2008, revenues for our Professional Division increased 8% and 10%, respectively. These revenues include those from our Dialog business that was sold in July 2008. Because we will continue to receive royalties from Dialog, the business could not be classified as a discontinued operation. In order to present the performance of our ongoing businesses, the Dialog results, net of the royalty revenues we will continue to receive, were removed. For both the three-month and nine-month periods ended September 30, 2008, revenues from ongoing businesses increased 10% comprised of the following:

	Three months	Nine months

• growth from existing businesses	6%	6%
• contributions of newly-acquired businesses	4%	3%
• impact from foreign currency translation	0%	1%

For both periods, revenues from existing businesses increased primarily due to increased revenues from our online services and solutions, as well as from software and services. Results from acquired businesses primarily reflected contributions from our Property Tax Services business, acquired in October 2007, and TaxStream, acquired in January 2008.

The increase in segment operating profit was primarily the result of higher revenues described above. These results also reflected continued investments in localizing content and technology for Asian markets, as well as the impact of lower initial margins for certain acquired businesses due to acquisition accounting adjustments. The segment operating profit margin decreased in the nine-month period compared with that of the prior year period as the effects of scale and efficiencies in our existing businesses were offset by the impact of our Asian investments and acquisition accounting adjustments in our Tax & Accounting segment.

Legal

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	Change	2008	2007	Change

Segment revenues	912	851	7%	2,644	2,443	8%
Segment operating profit	307	272	13%	853	772	10%
Segment operating profit margin	33.7%	32.0%		32.3%	31.6%

Results for Legal reflected continued demand for our online services in the United States, United Kingdom and other international markets. For the three-month and nine-month periods ended September 30, 2008, revenues increased 7% and 8%, respectively, compared to the prior year periods comprised of the following:

	Three months	Nine months

• growth from existing businesses	6%	6%
• contributions of newly-acquired businesses	1%	1%
• impact from foreign currency translation	0%	1%

For both the three-month and nine-month periods ended September 30, 2008, growth within Legal's existing businesses reflected the performance of online services, consisting primarily of Westlaw and our international online services, which increased 6% and 7%, respectively, compared to the prior year periods. Revenue from sales of software and services increased 20% and 12% for the three-month and nine-month periods, respectively, as a result of higher sales of website development, design and hosting services and consulting services. Revenue from sales of software and services also benefited from the timing of education services and delivery of software solutions. Print and CD revenues were nearly flat for the three-month period and grew 2% for the nine-month period as favorable timing of shipments in the second quarter of 2008 reversed in the third quarter period.

Within the North American legal businesses, revenues increased primarily due to higher online, software and services revenues. Westlaw revenue increased in the law firm, government and corporate segments although revenues from ancillary database usage decreased from lower volumes as customers appear to be managing discretionary spending. Revenues from the Westlaw Litigator suite of online products continued to increase due to our expansion of content and functionality of the offerings. Revenues from services increased primarily from higher sales at FindLaw reflecting, in part, new product introductions and from law firm strategy and technology consulting. Results also reflected the favorable timing in bar review courses and delivery of software solutions. Within our North American legal businesses, new sales in the government segment decreased as a result of budgetary constraints. New sales to small law firms, while consistent with the prior year in the third quarter, declined in the nine-month period due to the slowing economy. Outside North America, online revenues increased due to higher customer demand for our products, particularly in the United Kingdom and other markets and, to a lesser extent, the continued migration of our international customers from CD and print formats to online products.

The increases in segment operating profit and the segment operating profit margin were primarily the result of higher revenues described above. These results also reflected continued investments in localizing content and technology for Asian markets, particularly Japan and China.

Tax & Accounting

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	Change	2008	2007	Change

Segment revenues	186	142	31%	580	457	27%
Segment operating profit	34	26	31%	106	95	12%
Segment operating profit margin	18.3%	18.3%		18.3%	20.8%

Results for Tax & Accounting reflected continuing customer demand for our online solutions and software products and services. For the three-month and nine-month periods ended September 30, 2008, revenues increased 31% and 27%, respectively, comprised of the following:

	Three months	Nine months

• growth from existing businesses	9%	10%
• contributions of newly-acquired businesses	22%	17%

Revenues from existing businesses increased as a result of higher online, software and services sales, as well as improved retention. In the research and guidance sector, Checkpoint online revenue continued to increase as a result of new sales, product line extensions and continued migration of customers from print to online products. Revenues in the professional software and services sector increased due to higher Ultra Tax software sales and sales of product suites. Within the corporate software and services sector, revenues increased as a result of higher software sales of corporate tax solutions, such as InSource, as well as increased services revenue.

Results from newly-acquired businesses primarily reflected contributions from our Property Tax Services business, a provider of property tax compliance outsourcing and consulting services, acquired in October 2007 and TaxStream, a provider of income tax provision software, acquired in January 2008.

For the three-month and nine-month periods ended September 30, 2008, segment operating profit increased 31% and 12%, respectively, compared to the prior year periods as a result of higher revenues. For the three-month period ended September 30, 2008, the segment operating profit margin approximated that of the prior year as benefits from the effects of scale offset the impact of acquisition accounting adjustments. For the nine-month period ended September 30, 2008, the segment operating profit margin decreased as the impact of lower initial margins for certain acquired businesses due to acquisition accounting adjustments and changes in revenue mix more than offset the benefits from the effects of scale. We expect that the impact of acquisition accounting and changes in revenue mix will result in full year 2008 operating profit margins to be below 2007 margins.

Scientific

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	Change		2008	2007	Change

Revenues from ongoing businesses	150	139	8%		445	406	10%
Revenues from disposals	—	21	n/m		42	65	n/m

Segment revenues	150	160	(6%	)	487	471	3%
Segment operating profit from ongoing businesses	40	38	5%		117	111	5%
Segment operating (loss) profit from disposals	(1)	3	n/m		5	9	n/m

Segment operating profit	39	41	(5%	)	122	120	2%
Segment operating profit margin for ongoing businesses	26.7%	27.3%			26.3%	27.3%
Segment operating profit margin	26.0%	25.6%			25.1%	25.5%

n/m = not meaningful.

Results in 2008 for Scientific are not comparable with that of the prior year as a result of the sale of our Dialog business in July 2008. The revenues from Dialog, net of the royalties we will continue to receive, are presented in revenues from disposals. Because we will continue to receive royalties from Dialog, the business could not be classified as a discontinued operation. As a result, for the three-month and nine-month periods ended September 30, 2008, revenues for the Scientific segment decreased 6% and increased 3%, respectively. For the three-month and nine-month periods ended September 30, 2008, revenues from ongoing businesses, which exclude revenues from disposals, increased 8% and 10%, respectively, reflecting continuing customer demand for our subscription-based solutions. These increases in revenues from ongoing businesses were comprised of the following:

	Three months	Nine months

• growth from existing businesses	3%	3%
• contributions of newly-acquired businesses	5%	6%
• impact from foreign currency translation	0%	1%

Growth in revenues from existing businesses was due to higher subscription revenues for Web of Science and ISI Web of Knowledge as well as for our Thomson Pharma solution. Thomson Pharma revenues increased primarily due to an increase in customers from new sales and migrations. Revenues from corporate information solutions benefited from continued demand for engineering standards information. Revenues for legacy products declined as a result of migrations and cancellations. Discrete content sales declined in U.S. and European markets due to weaker economic conditions. Revenues from newly-acquired businesses reflected contributions from Prous Science, a provider of life sciences solutions and services that was acquired in September 2007.

Segment operating profit from ongoing businesses increased modestly for the three and nine-month periods compared to the prior year as the effects of scale on higher revenues from our subscription-based offerings and benefits from prior efficiency programs were offset by lower discrete data content sales and additional investments associated with efforts to localize content in Asian markets. The segment operating profit margin for ongoing businesses decreased as a result of additional investments associated with efforts to localize content in Asian markets.

Healthcare

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	Change		2008	2007	Change

Segment revenues	104	102	2%		308	294	5%
Segment operating profit	10	15	(33%	)	23	28	(18%	)
Segment operating profit margin	9.6%	14.7%			7.5%	9.5%

Results for the Healthcare segment reflected continued strong customer demand for management decision support offerings. This was partly offset by lower revenues from our PDR (Physicians' Desk Reference) business. For the three-month and nine-month periods ended September 30, 2008, revenues increased 2% and 5%, respectively, comprised of the following:

	Three months	Nine months

• growth from existing businesses	2%	4%
• contributions of newly-acquired businesses	0%	1%

For the three and nine-month periods ended September 30, 2008, revenues from our decision support offerings increased compared to the prior year periods due to customer demand. In both periods of 2008, PDR revenues declined compared to the prior year periods due to lower customer project sales and the timing of a product release.

For the three and nine-month periods ended September 30, 2008, segment operating profit and its related margin decreased compared to the prior year periods as the impact of higher revenues and the effects of scale in the payer and provider businesses were more than offset by the impact of lower PDR revenues and higher product development costs.

Historically, the performance for Healthcare has been seasonal with approximately 35% of the segment's revenues and 67% of its operating profit generated in the fourth quarter. This is largely a result of the annual shipment of the PDR in December. See the section entitled "Subsequent Events" for a discussion on the potential sale of the PDR business.

Corporate and Other

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	2008	2007

Corporate expenses	61	42	176	142
Integration and synergy costs	85	24	239	85
Reuters transaction costs	—	29	68	31
Fair value adjustments	(61)	—	(80)	—

Total	85	95	403	258

For the three-month period ended September 30, 2008, Corporate and Other expenses decreased $10 million compared to the prior year period. For the nine-month period, Corporate and Other expenses increased $145 million compared to the prior year period. In both periods of 2008, we incurred higher costs for our integration and synergy program, and had higher corporate expenses from the addition of legacy Reuters corporate overhead costs. However, in the three-month period ended September 30, 2008, these increases were offset by the benefit of fair value adjustments. Fair value adjustments in both periods of 2008 related to embedded foreign currency derivatives associated with certain customer and supplier contracts. We include these items within Corporate and Other as these items are not controllable by our business segments.

We report our integration and synergy program, including legacy THOMSONplus and Core Plus costs, on a combined basis. For the three-month and nine-month periods ended September 30, 2008, costs associated with our integration and synergy programs largely reflected severance and consulting services related to our integration. Severance primarily related to implementing Markets Division and corporate organizational structures. Consulting costs were associated with technology initiatives. Both periods of 2007 reflected the costs of the legacy THOMSONplus program. See the section entitled "Integration and Synergy Programs" for further discussion.

The Reuters transaction costs were incurred prior to the closing date of April 17, 2008 and primarily consisted of consulting costs for integration planning and expenses associated with retention programs, as well as communications related to the launch of Thomson Reuters.

Discontinued Operations

As part of our continuing strategy to optimize our portfolio of businesses to ensure that we are investing in parts of our business that we believe have the greatest potential for growth and returns, we sell certain businesses from time to time. Results for certain of these businesses were reflected as discontinued operations within our consolidated financial statements for all periods presented. The most significant of these businesses were those that comprised Thomson Learning. In 2007, we completed the sale of Thomson Learning through three independent processes, as follows:

  •
  In July 2007, we sold Thomson Learning's higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners.

  •
  In May 2007, we sold NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC.

  •
  In October 2007, we sold Prometric, a provider of assessment services, to ETS.

For more information on other discontinued operations, see note 11 to our consolidated financial statements for the period ended September 30, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At September 30, 2008, our total assets were approximately $36 billion, an increase of $13 billion, or 57%, compared to approximately $23 billion at December 31, 2007. This increase primarily reflected the acquired Reuters assets, partially offset by a decline in cash and cash equivalents resulting from the cash consideration paid for the acquisition.

In accordance with Canadian GAAP and our accounting policy, we perform our annual goodwill impairment test in the fourth quarter of each year. During the third quarter, against a backdrop of unprecedented volatility in world financial markets, the market capitalization of Thomson Reuters decreased relative to the book value of our shareholders' equity. This situation indicated that an impairment of goodwill might exist, so we performed an interim test of goodwill. Based on this interim test, we determined that the estimated fair value of each of our reporting units was in excess of its carrying amount, inclusive of the long-lived intangibles at September 30, 2008. The estimated fair value we calculated is in excess of Thomson Reuters current market capitalization. In the future, continued weakness in Thomson Reuters market capitalization could result in a non-cash impairment charge, which would not impact Thomson Reuters operations or economic condition.

The following table presents comparative information related to net debt, shareholders' equity and the ratio of net debt to shareholders' equity.

	As at
(millions of U.S. dollars)	September 30, 2008	December 31, 2007

Short-term indebtedness	16	183
Current portion of long-term debt	832	412
Long-term debt	7,440	4,264

Total debt	8,288	4,859
Swaps	(271)	(424)

Total debt after swaps	8,017	4,435
Remove fair value adjustment of cash flow hedges	20	14
Less: Cash and cash equivalents	(983)	(7,497)

Net debt	7,054	(3,048)

Shareholders' equity	20,077	13,571

Net debt/equity ratio	0.35:1	(0.22:1)

We guarantee certain obligations of our subsidiaries, including their borrowings under our revolving credit facility. Under our credit facility, we must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4.5:1. As of September 30, 2008, we were in compliance with this covenant.

Effective April 17, 2008, Thomson Reuters Corporation and Thomson Reuters PLC each guarantee all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and other obligations as agreed. Thomson Reuters PLC guarantees all contractual obligations of Reuters existing as of April 17, 2008 and, as a result, those obligations are covered by Thomson Reuters Corporation's guarantee of Thomson Reuters PLC's obligations.

In June 2008, we completed two separate offerings of debt securities, one in the U.S. market and one in the Canadian market. The issuer of the notes was Thomson Reuters Corporation and the guarantor of the notes was Thomson Reuters PLC. The notes offered are summarized in the following table:

Notes offered	Principal Amount (millions of dollars)

U.S. issuance
5.95% notes due 2013	US$750
6.50% notes due 2018	US$1,000

Total U.S. dollar-denominated notes issued	US$1,750

Canadian issuance
5.25% notes due 2011	C$600
5.70% notes due 2015	C$600

Total Canadian dollar-denominated notes issued	C$1,200

Upon completion of these offerings, we entered into cross-currency interest rate swap agreements whereby the Canadian dollar-denominated notes due 2011 will pay a floating interest rate on US$593 million. We also entered into cross-currency swap agreements whereby the Canadian dollar-denominated notes due 2015 will pay 6.25% on US$593 million.

We used the net proceeds from these offerings and other resources available to us to fully repay borrowings under an acquisition credit facility drawn to finance a portion of the cash consideration for the Reuters acquisition.

Included with the acquired Reuters assets was $465 million of cash. Additionally, we assumed certain financial obligations of Reuters, which included the following:

  •
  A revolving credit facility with £312 million outstanding, which was repaid in April 2008;

  •
  €500 million principal amount of debentures due 2010, for which we subsequently entered into cross-currency interest rate swap agreements whereby these debentures will ultimately pay a floating rate based on the London Interbank Offered Rate, or LIBOR, on US$757 million;

  •
  €250 million principal amount of floating rate notes due November 2008, for which we subsequently entered into a cross-currency interest rate swap agreement whereby these notes will ultimately pay a floating rate based on LIBOR on US$398 million;

  •
  ¥1 billion principal amount of bonds, which were repaid in June 2008; and

  •
  Certain derivative instruments used by Reuters to hedge the above-mentioned debentures and notes, which were settled in April 2008.

In February 2008, we repaid $400 million principal amount of notes upon their maturity.

The following table displays the recent changes in our shareholders' equity:

(millions of U.S. dollars)

Balance as of December 31, 2007	13,571
Earnings attributable to common and ordinary shares for the nine months ended September 30, 2008	744
Common and ordinary share issuances	178
Issuance of Thomson Reuters PLC ordinary shares to acquire Reuters	8,226
Additions to paid-in capital related to stock compensation plans(1)	240
Repurchases of shares	(521)
Common and ordinary share dividends declared	(560)
Net unrealized losses on derivatives that qualify as cash flow hedges	(10)
Change in translation adjustment	(1,791)

Balance at September 30, 2008	20,077

(1)
Includes $173 million for the assumption on April 17, 2008 of certain equity-based compensation awards granted by Reuters prior to the closing of the acquisition.

Creditors of Thomson Reuters Corporation and Thomson Reuters PLC that are entitled to the benefit of the guarantees mentioned above have been, to the extent possible, placed in the same position as if the obligation were owed by Thomson Reuters. In light of these guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC is exposed to the credit risk of the other. Accordingly, both companies share the same credit rating.

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of September 30, 2008:

	Moody's	Standard & Poor's	DBRS Limited	Fitch

Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	—	—	R-1 (low)	—
Trend/Outlook	Stable	Negative	Stable	Stable

You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. The aggregate $2.9 billion of notes issued in June 2008 to repay borrowings under the acquisition credit facility include maturities of three, five, seven and 10 years. The long-term debt assumed as part of our acquisition of Reuters includes $398 million of debt securities maturing in November 2008, which we intend to repay with available resources, and $757 million of debt securities maturing in 2010.

At September 30, 2008, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

Treasury Locks

In November 2007, we entered into two treasury lock agreements with a total notional amount of $800 million, in anticipation of the issuance of debt securities during 2008. The treasury lock agreements originally set to expire in May 2008 were extended to June 2008. The agreements were intended to offset changes in future cash flows attributable to fluctuations in interest rates and were designated as cash flow hedges. Upon the issuance of debt securities in June 2008, we settled the agreements for a loss of approximately $5 million, which will be amortized to interest over the 10 year term of the related debt. See the section above entitled "Financial Position" for discussion regarding the long-term debt issuances.

Hedging Program for Reuters Consideration

As the funding of the cash consideration paid to former Reuters shareholders fluctuated based on the $/£ exchange rate, in July 2007 we commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, we paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2.3 billion and various strike prices approximating $2.05/£1.00. These options had an aggregate fair value of $27 million as of December 31, 2007 and expired at various dates from February to April 2008.

Throughout April 2008, we entered into multiple short-term forward foreign exchange contracts to mitigate exposures to changes in the $/£ exchange rate. We recognized a gain of $9 million in net other (expense) income in our consolidated statement of earnings associated with these agreements.

Additionally, after completion of the sale of Thomson Learning's higher education, careers and library reference businesses in July 2007, we invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. These funds were utilized to fund a portion of the cash consideration paid to former Reuters shareholders.

Share Repurchase Program

Prior to the closing of the acquisition, Thomson and Reuters each had share repurchase programs in effect from time to time. In April 2008, we commenced a new $500 million share repurchase program, under which approximately 16.5 million Thomson Reuters PLC ordinary shares were ultimately repurchased through the program completion in July 2008. We subsequently repurchased an additional 0.9 million Thomson Reuters PLC ordinary shares at cost of $21 million during the third quarter of 2008.

There were no repurchases of Thomson Reuters Corporation shares during the nine-months ended September 30, 2008. The following table summarizes recent repurchase activities.

Three-month period ended	Shares Repurchased	Average Price per Share

Thomson Reuters Corporation
September 30, 2007	—	—
December 31, 2007	2,370,500	$38.76
March 31, 2008	—	—
June 30, 2008	—	—
September 30, 2008	—	—
Thomson Reuters PLC
June 30, 2008	15,645,535	$30.59
September 30, 2008	1,737,350	$24.68

Shares that we repurchase are cancelled. We will continue to repurchase shares from time to time as part of our capital management strategy. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. We may repurchase shares in open market transactions on the Toronto Stock Exchange, London Stock Exchange or the New York Stock Exchange. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time, when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian and English securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Tradeweb Partnership

In January 2008, we formed a partnership with a consortium of nine global securities dealers to seek to further expand Tradeweb, our electronic trading unit that is now within the Markets Division. The partnership utilizes Tradeweb's established market position in creating a global multi-asset class execution venue for clients. Additional information about this partnership is provided in note 17 to our financial statements for the nine months ended September 30, 2008.

In connection with the formation of the partnership, we realized and deferred a net gain of $96 million associated with the sale of our 15% interest and our contribution of assets to Tradeweb New Markets. Additionally, we recorded a minority interest of $64 million. As of September 30, 2008, we reflected in our consolidated balance sheet a minority interest balance of $69 million associated with the consortium's ownership of Tradeweb Markets and an equity investment of $60 million associated with our ownership of Tradeweb New Markets.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facility and our commercial paper program, as well as the issuance of public debt. At September 30, 2008, there were no borrowings outstanding on our $2.5 billion revolving bank credit facility, which is available to provide adequate liquidity for us to repay our future debt maturity obligations over the next two years should we decide to repay these amounts through borrowings. We had no commercial paper outstanding at September 30, 2008. Our principal uses of cash have been to finance the acquisition of Reuters, working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and other acquisitions. Additionally, as discussed in the section entitled "Share Repurchase Program," we have also used some of our cash to repurchase outstanding shares in open market transactions.

Operating activities.    For the three months ended September 30, 2008, cash provided by our operating activities was $592 million compared to $427 million for the prior year period. Cash provided by our operating activities in the nine months ended September 30, 2008 was approximately $1.8 billion compared to $1.2 billion in the prior year period. These increases primarily reflected a significant change in the composition of our businesses, as the 2008 periods included Reuters, which provided net cash inflows from operations. The comparable nine-month period for 2007 included Thomson Learning, which produced net cash outflows.

Investing activities.    For the three months ended September 30, 2008, cash used in our investing activities was $182 million compared to cash provided by our investing activities of $7.3 billion for the prior year period. For the nine-month period ended September 30, 2008, cash used in our investing activities was $8.7 billion compared to cash provided by our investing activities of $7.2 billion for the prior year period. In both of the prior year periods, cash provided by investing activities reflected the receipt of proceeds from the sale of Thomson Learning. For the nine-months ended September 30, 2008, cash used in investing activities reflected the consideration for Reuters, slightly offset by proceeds from the sale of a minority interest in Tradeweb Markets. See the section entitled "Tradeweb Partnership" for further discussion. For both periods, capital expenditures increased compared to the prior year due to the higher spending in our Markets Division as a result of the acquired Reuters operations.

Financing activities.    For the three months ended September 30, 2008, cash used in our financing activities was $182 million compared to $689 million in the prior year period reflecting higher repayments of debt in the prior year. For the nine months ended September 30, 2008, cash provided from financing activities was $484 million compared to $1.2 billion of cash used in financing activities in the prior year. In the nine months ended September 30, 2008, cash inflows from our issuances of long-term debt more than offset repayments of our credit facility, repayments of assumed Reuters obligations, our repurchases of shares (see "Share Repurchase Program" above) and higher dividend payments. Higher dividends reflected more outstanding shares as a result of the Reuters acquisition as well as an assumed dividend payment to former Reuters shareholders representing the accrued/pro-rated dividends from January 1, 2008 through April 16, 2008. The current nine-month period also included proceeds from the settlement of acquired Reuters derivative instruments. The following table sets forth our dividend activity related to common shares of Thomson Reuters Corporation and ordinary shares of Thomson Reuters PLC:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	2008	2007

Dividend payable assumed	—	—	246	—
Dividends declared	182	157	560	471
Dividends reinvested	(36)	(4)	(144)	(12)

Dividends paid	146	153	662	459

A discussion of other significant financing activities from each period is noted under the section entitled "Financial Position".

Free cash flow.    The following table sets forth a calculation of our free cash flow for the three months and nine months ended September 30, 2008 and 2007:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	2008	2007

Net cash provided by operating activities	592	427	1,756	1,157
Capital expenditures, less proceeds from disposals	(249)	(143)	(589)	(383)
Other investing activities	(10)	(10)	(33)	(33)
Dividends paid on preference shares	(1)	(1)	(4)	(4)
Capital expenditures of discontinued operations	—	(2)	—	(97)
Other investing activities of discontinued operations	—	4	(7)	(2)

Free cash flow	332	275	1,123	638

For the three months and nine months ended September 30, 2008, our free cash flow increased due to a significant change in the composition of our businesses, as described above. These effects were partially offset by increased capital expenditures associated with the acquired Reuters operations.

Credit facilities and commercial paper program.    We have a syndicated credit agreement which consists of a $2.5 billion unsecured revolving credit facility that currently expires in 2012. Under the terms of the agreement, we may request an increase (subject to approval by applicable lenders) in the amount of the lenders' commitments up to a maximum amount of $3.0 billion. The financial covenant related to this agreement is described in the "Financial Position" section above. As of September 30, 2008, there were no outstanding borrowings from this facility or under our commercial paper program.

Debt shelf registration.    We completed our offerings of notes in June 2008 under a shelf prospectus that allows us to issue up to $3 billion of debt securities from time to time. The shelf prospectus is valid until December 2009. As of September 30, 2008, we had approximately $65 million of debt securities available for issuance under this shelf prospectus. See "Financial Position" above for discussion of the newly-issued notes. We intend to amend our shelf prospectus to allow us to issue additional securities from time to time.

Off-balance sheet arrangements, commitments and contractual obligations.    For a summary of our other off-balance sheet arrangements, commitments and contractual obligations, please see our management's discussion and analysis for the year ended December 31, 2007. We assumed Reuters commitments with our acquisition. As noted in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007 filed with the SEC and the Canadian securities regulatory authorities, Reuters had material contractual commitments associated with operating leases, capital expenditures and an outsourcing arrangement with Fujitsu Services Limited.

For the foreseeable future, we believe that cash from our operations and available credit facilities will be sufficient to fund our future cash dividends, debt service, projected capital expenditures and acquisitions that we pursue in the normal course of business and share repurchases.

Contingencies

Lawsuits and Legal Claims

In July 2008, the U.S. Court of Appeals for the Federal Circuit ruled in our favor by reversing a decision in a patent infringement case related to a business formerly owned by Thomson Financial. Following the initial court's decision, we had posted a $95 million letter of credit in connection with our appeal, which was cancelled following the subsequent ruling in our favor.

In February 2007, we entered into a settlement agreement related to a lawsuit involving our BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Our part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007. We are a defendant in a separate lawsuit involving our BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The Park lawsuit alleges primarily violations of the U.S. federal antitrust laws. In the third quarter of 2007, we accrued $13 million in connection with a proposed settlement of this matter. In October 2008, the court approved this settlement.

In February 2008, another purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matters described above, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in our management's discussion and analysis for the year ended December 31, 2007 as well as in Thomson Reuters PLC's annual report on Form 20-F for the year ended December 31, 2007. Except as updated and supplemented above, there have been no material developments to these matters. The outcome of all of the proceedings and claims against us including, without limitation, those described above, and in our management's discussion and analysis for the year ended December 31, 2007 as well as in the Thomson Reuters PLC's annual report on Form 20-F for the year ended December 31, 2007, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Taxes

We maintain contingent liabilities that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute or appeal with tax authorities, or otherwise considered to involve uncertainty (commonly referred to as uncertain tax positions). We regularly assess the adequacy of these liabilities. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified us that it would challenge certain positions taken on our tax returns. We do not believe that any material impact will result from this challenge. Contingent tax liabilities are reversed to income in the period in which we assess that they are no longer required, when they are no longer required by statute, or when they are resolved through the normal tax dispute process. Our contingency reserves principally represent liabilities in respect of the years 2000 to 2007.

Please see our management's discussion and analysis for the year ended December 31, 2007 for a summary of our tax contingencies and market risks.

UNAUDITED PRO FORMA RESULTS

We have prepared certain unaudited pro forma financial information for Thomson Reuters to illustrate the effect of the acquisition of Reuters and to provide comparable results to measure our performance. These pro forma results for the three-month and nine-month periods ended September 30, 2008 and 2007 have been prepared as if the acquisition had occurred on January 1, 2007. This pro forma information:

  •
  has not been audited;

  •
  has been prepared for illustrative purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent Thomson Reuters actual financial position or results;

  •
  does not purport to represent what the consolidated results of operations actually would have been if the acquisition had occurred on January 1, 2007 or what those results will be for any future periods. The pro forma adjustments are based on current information; and

  •
  has not been adjusted to reflect any matters not directly attributable to the acquisition. No adjustment, therefore, has been made to periods prior to the closing date (April 17, 2008) for actions which have or may be taken upon completion of the acquisition, such as any integration plans of Thomson Reuters.

Pro Forma Results

The following tables set forth selected pro forma results for Thomson Reuters for the three-month period ended September 30, 2007 and for the nine-month periods ended September 30, 2008 and 2007. The selected results for the three-month period ended September 30, 2008 are equivalent to our reported results under Canadian GAAP because we owned the Reuters business for the entire period.

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	Change		2008	2007	Change

Pro forma revenues
Legal	912	851	7%		2,644	2,443	8%
Tax & Accounting	186	142	31%		580	457	27%
Scientific	150	139	8%		445	406	10%
Healthcare	104	102	2%		308	294	5%

Professional	1,352	1,234	10%		3,977	3,600	10%
Sales & Trading	964	914	5%		2,940	2,713	8%
Investment & Advisory	600	551	9%		1,789	1,622	10%
Enterprise	307	276	11%		945	806	17%
Media	111	106	5%		344	313	10%

Markets	1,982	1,847	7%		6,018	5,454	10%
Eliminations	(1)	(3)	n/m		(8)	(13)	n/m

Pro forma revenues from ongoing businesses	3,333	3,078	8%		9,987	9,041	10%
Disposals	—	21	n/m		42	65	n/m

Pro forma revenues before purchase accounting normalization	3,333	3,099	8%		10,029	9,106	10%
Purchase accounting normalization	—	—	n/m		—	(86)	n/m

Pro forma revenues	3,333	3,099	8%		10,029	9,020	11%

Pro forma operating profit
Legal	307	272	13%		853	772	10%
Tax & Accounting	34	26	31%		106	95	12%
Scientific	40	38	5%		117	111	5%
Healthcare	10	15	(33%	)	23	28	(18%	)

Professional	391	351	11%		1,099	1,006	9%
Markets	346	289	20%		1,061	791	34%
Corporate and Other	(85)	(110)	n/m		(362)	(318)	n/m
Amortization	(158)	(162)	n/m		(474)	(477)	n/m

Pro forma operating profit from ongoing businesses	494	368	34%		1,324	1,002	32%
Disposals	(1)	3	n/m		5	9	n/m
Impairment of assets held for sale	—	—	n/m		(72)	—	n/m

Pro forma operating profit before purchase accounting normalization	493	371	33%		1,257	1,011	24%
Purchase accounting normalization	—	—	n/m		—	(86)	n/m

Pro forma operating profit	493	371	33%		1,257	925	36%

Pro forma operating profit margin	14.8%	12.0%			12.5%	10.3%

n/m = not meaningful.

Pro forma revenues.    For the three-month and nine-month periods ended September 30, 2008, pro forma revenues increased 8% and 11%, respectively. These increases include the effects of revenues from disposals that could not be classified as discontinued operations, as well as the impact of a pro forma purchase accounting adjustment on 2007 revenues. In order to compare the performance of our ongoing businesses, the effects of the disposals and purchase accounting adjustment were removed. Total pro forma revenues from ongoing businesses for both the three-month and nine-month periods ended

September 30, 2008 increased 8% and 10%, respectively. The primary components of the increase compared to the prior year periods were as follows:

	Three months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2008	2007	Existing businesses	Newly-acquired businesses	Foreign currency translation	Total

Professional Division	1,352	1,234	6%	4%	0%	10%
Markets Division	1,982	1,847	5%	0%	2%	7%
Eliminations	(1)	(3)

	3,333	3,078	5%	2%	1%	8%

	Nine months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2008	2007	Existing businesses	Newly-acquired businesses	Foreign currency translation	Total

Professional Division	3,977	3,600	6%	3%	1%	10%
Markets Division	6,018	5,454	7%	1%	2%	10%
Eliminations	(8)	(13)

	9,987	9,041	7%	1%	2%	10%

As revenues in both periods for our Professional Division were not impacted by the Reuters acquisition, its pro forma results correspond to the analysis provided in the section entitled "Results of Operations."

For the three months and nine months ended September 30, 2008, total pro forma revenues in our Markets Division increased 7% and 10%, respectively. These increases were primarily the result of higher revenues from existing businesses and were exhibited in each major geographic area, particularly Asia, and in all sub-segments.

In the three months and nine months ended September 30, 2008, Sales & Trading revenues increased 5% and 8%, respectively. Excluding the effects of foreign currency translation, Sales & Trading revenues increased 3% and 5%, respectively. These increases were primarily a result of higher Treasury, Commodities & Energy and cross-asset class trading. Treasury revenues were driven by foreign exchange volatility and higher transaction volumes. Commodities & Energy revenues increased due to higher demand for our information products resulting from sector activity. Increased revenues in Asia and Europe offset a decline in the United States during the third quarter.

In the three months and nine months ended September 30, 2008, Investment & Advisory revenues increased 9% and 10%, respectively. The effects of foreign currency translation on these increases in revenues were de minimus for both periods. These increases reflected strong performance in Investment Management from demand for advanced analytics products and data feeds. The wealth management sector benefited from strength in our BETA product as a result of market volatility and high volumes. Corporate sector demand reflected a broader sales channel, including selling into Europe and Asia and improved client penetration.

Enterprise revenues increased 11% and 17% for the three months and nine months ended September 30, 2008, respectively. Excluding the effects of foreign currency translation, Enterprise revenues increased 8% and 12%, respectively. These increases primarily reflected higher data feed revenues, particularly in areas such as pricing and reference data. Additionally, revenues for PORTIA, our portfolio accounting solution, increased due to greater activity for our customers, upgrade releases and demand for new modules.

Media revenues increased 5% and 10% for the three months and nine months ended September 30, 2008, respectively. Excluding the effects of foreign currency translation, Media revenues increased 2% and 5%, respectively. Revenues from agency services increased due to higher demand, but were partially offset by weakness in the U.S. consumer business.

Pro forma operating profit.    For the three and nine-month periods ended September 30, 2008, pro forma operating profit increased 33% and 36%, respectively, as a result of higher revenues in both the Professional and Markets Divisions as well as savings from integration and synergy programs. These increases were partly offset by spending on our integration and synergy programs. The nine-month period ended September 30, 2008 also benefited from the impact of changes in foreign currency exchange rates and reflected an impairment of $72 million. Excluding the impact of a purchase accounting adjustment that reduced revenues and operating profit by $86 million in the nine-month period ended September 30, 2007, operating profit would have increased 24% in the period.

Markets segment operating profit increased 20% and 34% for the three and nine-month periods ended September 30, 2008, as compared to the prior year periods, respectively. These increases were due to higher revenues and cost savings from our integration and synergy programs. The nine-month period ended September 30, 2008 also benefited from changes in foreign currency exchange rates. Segment operating profit margins for both the three and nine-month periods ended September 30, 2008 increased as a result of effects of scale and synergy savings. Segment operating profit margins for the nine-month period ended September 30, 2008 also benefited from the impact of changes in foreign currency exchange rates.

In both periods, we experienced certain unusual or one-time items that impacted comparability. The following table provides an analysis of our profitability excluding those items to derive our underlying operating profit, which also excludes amortization expense.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	2008	2007

Pro forma operating profit	493	371	1,257	925
Adjustments:
Amortization	158	162	474	477
Purchase accounting normalization	—	—	—	86
Disposals	1	(3)	(5)	(9)
Impairment of assets held for sale	—	—	72	—
Fair value adjustments	(61)	22	(77)	52
Integration and synergy program costs	85	24	239	85

Pro forma underlying operating profit	676	576	1,960	1,616

Pro forma underlying operating profit margin	20.3%	18.7%	19.6%	17.9%

For the three months and nine months ended September 30, 2008, pro forma underlying operating profit increased 17% and 21%, respectively, as a result of higher revenues in both the Professional and Markets Divisions, as well as savings from integration and synergy programs. Our pro forma underlying operating margin increased from the effects of scale, benefits from integration and synergy programs and, for the nine-month period, the impact of changes in foreign currency exchange rates.

Pro forma adjusted earnings and pro forma adjusted earnings per share from continuing operations.    The table below presents a reconciliation of pro forma underlying operating profit to pro forma adjusted earnings from continuing operations for the three-month and nine-month periods ended September 30, 2008.

(millions of U.S. dollars, except per share amounts)	Three months ended September 30, 2008	Nine months ended September 30, 2008

Pro forma underlying operating profit	676	1,960
Adjustments:
Integration and synergy program costs	(85)	(239)
Net interest expense	(107)	(332)
Income taxes	(80)	(225)
Tradeweb ownership interests	(3)	(9)
Dividends declared on preference shares	(1)	(4)

Pro forma adjusted earnings from continuing operations	400	1,151

Pro forma adjusted earnings per share from continuing operations	$0.49	$1.39

Our adjusted earnings from continuing operations for the three-month and nine-month periods ended September 30, 2008 were $400 million, or $0.49 per share, and $1,151 million, or $1.39 per share, respectively. These measures are presented to allow an analysis of our performance on the same basis as our Business Outlook contained in this management's discussion and analysis, which assumes the acquisition of Reuters had occurred on January 1, 2007. We derived our pro forma adjusted earnings by deducting from pro forma underlying operating profit certain normally recurring items appearing below operating profit on the statement of earnings: interest expense, income taxes, Tradeweb ownership interests and dividends declared on preference shares. Additionally, we deduct costs associated with our integration and synergy programs, but exclude items reported within other income and expense and amortization.

Pro forma interest expense for the three-month period reflected reported interest expense, which approximates a proportional amount of the full year pro forma run rate. For the nine-month period, pro forma interest expense was derived as the sum of the actual three-month interest expense plus the proportion of the pro forma full year run rate used for the six-month period ended June 30, 2008. Income taxes reflect assumptions in the "Outlook" section. Specifically, income taxes reflect an estimated pre-amortization effective tax rate. These amounts do not represent the actual amounts in the consolidated financial statements of Thomson Reuters for the three-month and nine-month periods ended September 30, 2008.

Pro forma basic weighted average common and ordinary shares outstanding reflected the actual reported weighted average common and ordinary shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters Group PLC share options assumed. Pro forma adjusted earnings per share from continuing operations do not represent actual earnings per share attributable to shareholders.

Pro Forma Information Calculation

The calculation of pro forma information for the nine-months ended September 30, 2008 is set forth below:

Nine months ended September 30, 2008 (millions of U.S. dollars)		Pro forma adjustments			Pro forma Thomson Reuters
	Thomson Reuters			Adjustment Note
		Reuters(1)	Other

Revenues	8,295	1,699	35	a)	10,029
Cost of sales, selling, marketing, general and administrative expenses	(6,333)	(1,364)	95	b), c), d), e)	(7,602)
Depreciation	(525)	(86)	(13)	d)	(624)
Amortization	(361)	(8)	(105)	d)	(474)
Impairment of assets held for sale	(72)	—	—		(72)

Operating profit	1,004	241	12		1,257

(1)
Represents Reuters results for the pre-acquisition period of January 1, 2008 to April 16, 2008.

The calculation of pro forma information for the nine-months ended September 30, 2007 is set forth below:

Nine months ended September 30, 2007 (millions of U.S. dollars)		Pro forma adjustments			Pro forma Thomson Reuters
				Adjustment Note
	Thomson	Reuters	Other

Revenues	5,263	3,843	(86)	a)	9,020
Cost of sales, selling, marketing, general and administrative expenses	(3,839)	(3,514)	342	b), c), d), e)	(7,011)
Depreciation	(348)	(212)	(47)	d)	(607)
Amortization	(189)	(76)	(212)	d)	(477)

Operating profit	887	41	(3)		925

Basis of Presentation

The unaudited pro forma information for the nine-month periods ended September 30, 2008 and 2007 were calculated in a manner consistent with the preparation of the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2007, unless otherwise noted, included in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007 filed with the SEC and the Canadian securities regulatory authorities. This unaudited pro forma information has been compiled from financial statements prepared in accordance with Canadian GAAP as previously applied by Thomson and which continue to apply to Thomson Reuters. The underlying financial information of Thomson and Thomson Reuters is included in the Thomson Reuters Corporation interim financial statements for the nine-month period ended September 30, 2008 accompanying this management's discussion and analysis. The underlying financial information of Reuters was compiled from its internal financial records. The acquisition was reflected with Thomson as the acquirer and Reuters as the acquiree, assuming that the acquisition had been completed on January 1, 2007. No account has been taken of the trading activity or other transactions of Thomson Reuters for the period since September 30, 2008.

The pro forma information has been compiled in a manner consistent with the accounting policies previously adopted by Thomson, and which continue to apply to Thomson Reuters, since the acquisition of Reuters. These accounting polices differ in certain respects from those of Reuters. The adjustments made to reconcile Reuters financial information were consistent with those described in the reconciliations summarizing the material differences between IFRS and Canadian GAAP as applied by Thomson set out in note 7 ("Reconciliation to Canadian GAAP as applied by The Thomson Corporation") in the unaudited pro forma financial statements in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007.

Pro Forma Adjustments

The pro forma adjustments for the nine-month periods ended September 30, 2008 and 2007 reflected adjustments made in the unaudited pro forma financial statements in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007, as follows, except as noted in a) below due to additional information made available to us following completion of the acquisition.

  a)
  To adjust the carrying value of Reuters deferred revenue obligation as of January 1, 2007 to its estimated fair value, revenues were reduced by $86 million for the three months ended March 31, 2007, which carried through to the nine-months ended September 30, 2007. Because of Reuters contractual quarterly billing cycle, this adjustment was reflected in its entirety in the quarter ended March 31, 2007.

    In the Thomson Reuters consolidated financial statements for the six-month period ended June 30, 2008, reported revenues were reduced by $35 million. For purposes of the pro forma results, this reduction of revenues was reversed as it was assumed to have occurred in 2007 and, therefore, would not be recognized in 2008 pro forma results.

  b)
  Thomson and Reuters expensed integration planning and other transaction-related costs incurred prior to the acquisition closing. For purposes of the pro forma results, $238 million and $86 million of these expenses incurred in the nine-month periods ended September 30, 2008 and 2007, respectively, were reversed because the pro forma results have been prepared as if the acquisition had occurred on January 1, 2007, and these expenses would have been incurred prior to the closing date. Additionally, these expenses are non-recurring in nature and are not expected to have a continuing impact on the consolidated results.

    There was no adjustment to remove integration and synergy program expenses incurred after the acquisition date.

  c)
  For the nine-month period ended September 30, 2008, cost of sales, selling, marketing, general and administrative expenses were increased by $140 million (September 30, 2007 — decrease of $301 million) to eliminate amortization related to past service costs and net actuarial gains and losses in connection with Reuters pension and other post-retirement benefit plans. These expenses were eliminated as retirement plan assets and obligations would have been reflected at their fair values on January 1, 2007.

    The adjustments to amortization, depreciation and rent expense described in d) and e) below relate to pre-acquisition periods. The adjustments reflect the effects of purchase accounting, based upon our preliminary estimates of the net assets acquired, on operating profit as if the Reuters acquisition had occurred on January 1, 2007. These adjustments were not required from April 17, 2008, the closing date of the acquisition, and after the closing as the Thomson Reuters Corporation consolidated financial statements for the nine-month period ended September 30, 2008 reflect application of purchase accounting to the Reuters acquisition beginning from April 17, 2008.

  d)
  Amortization and depreciation

  •
  Adjustments of $105 million and $212 million were recorded in the nine-month periods ended September 30, 2008 and 2007, respectively, to reflect additional amortization attributable to the preliminary fair value increment allocated to identifiable intangible assets.

  •
  Adjustments of $13 million and $47 million were recorded in the nine-month periods ended September 30, 2008 and 2007, respectively, to reflect additional depreciation attributable to the preliminary fair value increment allocated to computer hardware and other property, and internal use software.

  •
  Adjustments of $6 million and $22 million were recorded in the nine-month periods ended September 30, 2008 and 2007 to decrease and increase, respectively, cost of sales, selling, marketing, general and administrative expenses to reflect amortization attributable to the preliminary fair value increment allocated to capitalized software to be sold externally. Reuters accelerated amortization on certain impaired software assets in the second quarter of 2008. The adjustment to decrease amortization in 2008 is partly due to these accelerated charges and other factors.

  e)
  Adjustments of $9 million and $23 million were recorded in the nine-month periods ended September 30, 2008 and 2007, respectively, to reflect additional rent expense attributable to amortization of the preliminary fair value increment allocated to favorable and unfavorable leases.

Pro Forma Depreciation by Segment

The following table details pro forma depreciation expense by segment and disposals for the three and nine-month periods ended September 30, 2008 and 2007:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2008	2007	2008	2007

Professional Division
Legal	(60)	(53)	(176)	(153)
Tax & Accounting	(7)	(4)	(22)	(15)
Scientific	(9)	(8)	(25)	(21)
Healthcare	(6)	(6)	(19)	(17)
Markets Division	(126)	(135)	(373)	(389)
Corporate and Other	(4)	(4)	(8)	(10)
Disposals	—	(1)	(1)	(2)

Total	(212)	(211)	(624)	(607)

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the sections below entitled "Material Assumptions" and "Cautionary Note Concerning Factors That May Affect Future Results."

On May 1, 2008, we provided a business outlook for 2008 on a pro forma basis (which assumes Thomson acquired Reuters on January 1, 2007). Based on the year-to-date results, we are confident in confirming this outlook for revenue and underlying profit margin and increasing our outlook for free cash flow margin.

  •
  Pro forma revenue growth (excluding currency effects) is estimated to be between 6% and 8%.

  •
  Pro forma underlying operating profit margin is estimated to be between 19% and 21%.

  •
  The outlook for free cash flow margin, excluding synergy and integration costs, has been raised and is now estimated to be between 13% and 15% of revenues.

MATERIAL ASSUMPTIONS

Our material assumptions related to the "Outlook" discussed above were as follows:

  •
  there will be no further changes to existing prevailing worldwide macroeconomic conditions existing as of the date of this management's discussion and analysis;

  •
  there will be no material adverse events which will have a significant impact on Thomson Reuters financial results;

  •
  a portion of Thomson Reuters anticipated 2008 revenue growth will come from tactical acquisitions made during the year;

  •
  the anticipated 2008 underlying operating profit margin includes benefits of savings programs and excludes synergy and integration costs and acquisition-related expenses of intangibles;

  •
  the anticipated 2008 free cash flow margin excludes synergy and integration-related costs;

  •
  the Outlook reflects the continuing operations of Thomson Reuters business as of September 30, 2008;

  •
  the Outlook assumes Thomson had acquired Reuters on January 1, 2007; and

  •
  the Outlook includes preliminary estimates of pro forma adjustments based on estimated fair values of assets.

RELATED PARTY TRANSACTIONS

As of November 11, 2008, based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC, Woodbridge had a voting interest in Thomson Reuters of approximately 55%.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge purchases some of our products and service offerings. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to our results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2007, the total amount charged to Woodbridge for these rentals and services was approximately $1 million.

The employees of Jane's Information Group (Jane's) participated in our pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States, until June 2007. We had owned Jane's until we sold it to Woodbridge in April 2001. As part of the original purchase from us, Woodbridge assumed the pension liability associated with the active employees of Jane's. As a consequence of the sale of Jane's by Woodbridge in June 2007, Jane's employees ceased active participation in our plans. From April 2001 until June 2007, Jane's made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. Coincident with the sale of Jane's by Woodbridge in June 2007, Jane's ceased to be a participating employer in any Thomson benefit plan.

We purchase property and casualty insurance from third party insurers and retain the first $1 million of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. In 2007, these premiums were about $50,000, which would approximate the premium charged by a third party insurer for such coverage.

We have in the past maintained an agreement with Woodbridge under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm's length, commercial arrangement. In 2007, we paid Woodbridge a fee of $750,000, which was less than the premium that we would have paid for commercial insurance. This agreement has been replaced by a conventional insurance agreement. Thomson Reuters Corporation is nevertheless entitled to seek indemnification from Woodbridge in respect of claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

Transactions with Investments in Affiliates and Joint Ventures

We enter into transactions with our investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm's length basis.

We and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of facility and technology and other services. For the nine months ended September 30, 2008, these services were valued at approximately $8 million.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the venture with technology and other services, which were valued at approximately $5 million for the nine months ended September 30, 2008.

Our Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to Tradeweb New Markets, in which we have a 20% ownership stake. For the nine months ended September 30, 2008, we recognized revenues of $2 million related to these services.

With the acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In the year ended December 31, 2007, Reuters paid 3XSQ Associates approximately $32 million for rent, taxes, insurance and other expenses.

Also as a result of the acquisition of Reuters, we have an investment in a joint venture with the Chicago Mercantile Exchange to create a centrally-cleared, global foreign exchange trading system named FXMarketSpace. Among various other services, we provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace. The total cost of these services provided by Reuters to FXMarketSpace in the year ended December 31, 2007 was approximately $20 million.

Other Transactions

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, we expect to pay Hewitt an aggregate of approximately $165 million over a 10 year period beginning in 2006. In 2007, we paid Hewitt $11 million for its services. Steven A. Denning, one of our directors and chairman of the board's Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

As of October 2008, we are exploring the potential sale of the Healthcare segment's PDR business, which compiles FDA-approved drug product labeling information for distribution to physicians and other healthcare professionals.

In October 2008, we completed our remedy obligations for antitrust clearance of the Reuters acquisition by selling a copy of the Reuters Estimates and Reuters Aftermarket Research databases.

ACCOUNTING CHANGES

Financial Instruments and Comprehensive Income

As of December 31, 2007, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3862, Financial Instruments — Disclosures. The required disclosures were included in our annual report on Form 40-F for the year ended December 31, 2007.

Income Taxes

Effective January 1, 2007, we voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, we recorded a non-cash charge of $33 million to our opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

Under our previous policy, we would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under our new policy, we evaluate a tax position using a two-step process:

  •
  First, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

  •
  Second, a tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more likely than not recognition threshold, no benefit from the tax position is recorded.

We were not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and we concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

CRITICAL ACCOUNTING POLICIES

Please refer to the "Critical Accounting Policies" section of our management's discussion and analysis for the year ended December 31, 2007 for information on accounting policies that we consider critical in preparing our consolidated financial statements. Since the date of our annual management's discussion and analysis, there have not been any significant changes to these policies, nor have there been any new accounting policies that we would consider critical.

RECENTLY ISSUED ACCOUNTING STANDARDS

Transition to IFRS from Canadian GAAP

In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) by 2011 in replacement of Canadian GAAP. The Canadian securities regulatory authorities have approved our application to early adopt IFRS in 2009 although we have not yet determined in which quarter we will reflect the adoption. Comparative periods for 2008 would be restated. The following discussion provides further information about our adoption.

Estimated Impact of IFRS on 2008 Financial Results

IFRS employs a conceptual framework that is similar to Canadian GAAP. In accordance with our agreement with the United Kingdom Listing Authority, we have provided a reconciliation of shareholders equity and net earnings from Canadian GAAP to IFRS as of and for the three and nine-month periods ended September 30, 2008 and 2007, respectively, in the section entitled "Voluntary reconciliation from Canadian GAAP to IFRS". While this reconciliation does not represent an official adoption of IFRS, it provides an indication of the major differences identified to date, relative to our historical financial statements. With respect to our official adoption of IFRS in 2009, we have not quantified the impact that IFRS 1, First Time Adoption of International Reporting Standards (IFRS 1), will have on our financial statements, nor have we definitively concluded if we will elect different policies in selected circumstances under IFRS. However, we do not expect the adoption of IFRS to impact the overall revenue and underlying profitability trends of our operating performance.

Voluntary Reconciliation from Canadian GAAP to IFRS

Thomson Reuters consolidated financial statements are prepared in accordance with Canadian GAAP. The following reconciliation presents the material differences between Canadian GAAP and IFRS, relative to our financial statements. However, this reconciliation does not constitute an adoption of IFRS by Thomson Reuters. In preparing the reconciliation, Thomson Reuters applied the principles and elections of IFRS 1, with a transition date of January 1, 2004, consistent with those assumed in its Business Acquisition Report dated May 15, 2008. When we adopt IFRS, effective January 1, 2009, we will apply the provisions of IFRS 1 as described under the section entitled "Initial Adoption — IFRS 1", with a January 1, 2008 transition date. We will also apply IFRS standards in effect at December 31, 2009 as required by IFRS 1 and may elect accounting policies which differ from those applied in this reconciliation.

	Three months ended September 30,		Nine months ended September 30,
(in millions of US dollars, except per share amounts)
	2008	2007	2008	2007

Net earnings under Canadian GAAP	381	2,969	748	3,570
Differences in GAAP increasing (decreasing) reported earnings:
1. Business combinations	(11)	—	(72)	(1)
2. Employee benefits	5	46	16	78
3. Stock-based compensation	4	5	(12)	7
4. Impairments of long-term assets	6	(18)	(11)	(79)
5. Derivative instruments and hedging activities	(1)	6	(3)	(2)
6. Minority interest in equity of consolidated affiliate	3	—	9	—
7. Income taxes	(7)	(24)	9	(12)

Net earnings under IFRS	380	2,984	684	3,561

Basic earnings per share	0.46	4.65	0.89	5.55

Diluted earnings per share	0.45	4.63	0.89	5.52

	As at September 30,
(in millions of US dollars)	2008	2007

Shareholders' equity under Canadian GAAP	20,077	13,584
Differences increasing (decreasing) reported shareholders' equity:
1. Business combinations	(1,094)	(41)
2. Employee benefits	(529)	(276)
3. Stock-based compensation	(38)	(11)
4. Impairment of long-term assets	(2)	(110)
5. Derivative instruments and hedging activities	(4)	(1)
6. Minority interest in equity of consolidated affiliate	69	—
7. Income taxes	171	114

Shareholders' equity under IFRS	18,650	13,259

The following describes the differences presented in the reconciliation of net earnings and shareholders' equity.

1.     Business Combinations

Acquisition Cost

Canadian GAAP — Shares issued as consideration are measured at their market price a few days before and after the date the parties reach an agreement on the purchase price and proposed transaction is announced.

IFRS — Shares issued as consideration are measured at their market price on the acquisition closing date.

Contingent Consideration

Canadian GAAP — Contingent consideration is recognized as part of the cost of an acquisition, but only at the point when the amount can be reasonably estimated and the outcome is determined beyond reasonable doubt.

IFRS — Contingent consideration is recognized as part of the cost of an acquisition, at the date of acquisition, if it is probable that the contingency will be met and the amount can be reliably measured at fair value. Changes to the initial amount recorded are recognized through income and discounts on future cash payments are accreted through interest expense.

Acquisition Related Costs

Canadian GAAP — Costs of the acquirer such as (1) exiting an activity, (2) involuntarily terminating an employee, or (3) relocating employees of an acquired company are recognized as part of the cost of an acquisition.

IFRS — These costs are expensed, unless they are part of an existing restructuring by the acquiree, in which case they may be recognized as part of the cost of an acquisition.

2.     Employee Benefits

Measurement Date

Canadian GAAP — The measurement date of defined benefit obligations and plan assets may be up to three months prior to the date of the financial statements.

IFRS — The measurement date generally coincides with the date of the financial statements, because the measurement date must not result in a materially different outcome than if the balance sheet date had been used.

Past Service Cost

Canadian GAAP — Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees expected to benefit from the amendment.

IFRS — These costs are amortized on a straight-line basis over the average period until the benefits become vested. To the extent that the amended benefits are already vested, past service costs are recognized immediately.

Actuarial Gains and Losses

Canadian GAAP — Actuarial gains and losses are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a "corridor" approach. Unrecognized actuarial gains and losses below the corridor are deferred.

IFRS — In accordance with our IFRS 1 election, actuarial gains and losses are recognized immediately into equity.

Fair value of Plan Assets

Canadian GAAP — Plan assets are valued using a market-related fair value, which recognizes changes in the fair value of plan assets over a five-year period.

IFRS — Plan assets are valued at fair value at the measurement date.

3.     Stock-based Compensation

Recognition of expense

Canadian GAAP — The fair value of a stock-based award with graded vesting is recognized on a straight-line basis over the vesting period.

IFRS — Each tranche of an award is considered a separate grant with a different vesting date and fair value, and each is accounted for separately.

Forfeitures

Canadian GAAP — Forfeitures of awards may be recognized as they occur.

IFRS — Forfeiture estimates are recognized in the current period and revised for actual experience in subsequent periods.

Cash-settled share-based payments

Canadian GAAP — The liability for cash-settled share-based payments is accrued based upon the intrinsic value of the award.

IFRS — The liability for cash-settled share-based awards is measured at fair value, using an option pricing model. Changes in fair value are recognized over the remaining vesting period until the liability is settled. Changes in fair value of vested awards are recognized in income immediately.

Recognition of deferred tax assets

Canadian GAAP — Deferred tax assets for share-based awards are based upon the cumulative amount of compensation cost recognized.

IFRS — Deferred tax assets for share-based awards are based upon the estimated tax deduction, which is generally the intrinsic value of the vested award at the balance sheet date. If the estimated deduction exceeds the cumulative compensation expense, the excess is recognized in equity. If no tax deduction is anticipated because the fair value of the shares has declined, then the deferred tax asset is reversed to income or equity as appropriate, depending on how the asset was originally recorded.

Employer Taxes

Canadian GAAP — Employer taxes on share-based compensation are recognized upon exercise of the instrument.

IFRS — Employer taxes on share-based compensation are recognized over the vesting period based upon the fair value of the awards at each balance sheet date.

4.     Impairments of Long-Term Assets Held for Sale

Canadian GAAP — Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell, where the carrying amount for purposes of determining impairment includes cumulative translation adjustments.

IFRS — Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell, where the carrying amount excludes cumulative translation adjustments. Upon sale of the assets, the amount of the cumulative translation adjustment is included in the determination of the gain or loss on sale.

5.     Financial Instruments

Hedge accounting

Canadian GAAP — Effectiveness for compound derivative instruments that hedge currency and interest rate risk is assumed provided the critical terms of the derivative instrument are consistent with the hedged instrument.

IFRS — Effectiveness for compound derivative instruments must be assessed retrospectively and prospectively each reporting period As a result, certain hedge relationships had to be prospectively discontinued as of the date of adoption of IAS 32 and IAS 39.

6.     Minority Interest

Canadian GAAP — Minority interest in the equity of a consolidated affiliate is classified as a separate balance sheet component between liabilities and equity. Minority interest in the profit or loss of a consolidated affiliate is presented as a component of net income.

IFRS — Minority interest in equity of a consolidated affiliate is classified as a component of equity but separate from the equity of the parent. Minority interest in the profit or loss of a consolidated affiliate is presented as an allocation of net income.

7.     Income Taxes

Intercompany transactions

Canadian GAAP — The recognition of deferred tax for a temporary difference arising from intercompany transactions is prohibited. Further, taxes paid or recovered as a result of an intercompany asset transfer are recorded as an asset or liability and recognized as tax expense when the asset leaves the group or is otherwise utilized.

IFRS — Deferred taxes are recognized for temporary differences arising from intercompany transactions. Taxes paid or recovered as a result of an intercompany asset transfer are recognized in the period incurred.

Business Combinations: Deferred tax assets not previously recognized

Canadian GAAP — Previously unrecognized income tax assets of an acquired company are recognized as part of the cost of the acquisition when such assets are more likely than not to be realized as a result of a business combination. If an unrecognized deferred tax asset becomes realizable subsequent to the acquisition date, such benefit will also be recognized through goodwill. The acquirer recognizes its own tax benefits which become realizable as a result of the acquisition as part of the cost of the acquisition.

IFRS — Previously unrecognized income tax assets of an acquired company are recognized as part of the cost of the acquisition if realization is more likely than not as a result of the business combination. If an unrecognized deferred tax asset becomes realizable subsequent to the acquisition date, the tax benefit is recognized through income, and a corresponding amount of goodwill is written off to operating expense. The acquirer recognizes its own tax benefits which become realizable as a result of the acquisition through income.

Accounting for uncertainty in income taxes in business combinations

Canadian GAAP — Changes to income tax contingencies relating to pre-acquisition periods are adjusted through the purchase price allocation, first reducing goodwill, intangible assets associated with the business combination, and only after exhausting those amounts, reducing income tax expense.

IFRS — Changes to pre-acquisition tax uncertainties beyond twelve months of the acquisition date are recorded to the income statement.

Income tax effect of other reconciling differences between Canadian GAAP and IFRS

Differences from income taxes include the deferred tax effect on earnings of pre-tax differences between Canadian GAAP and IFRS described above.

Initial Adoption of International Accounting Standards

IFRS 1 sets forth guidance for the initial adoption of IFRS. As required, we will restate our comparative 2008 financial statements for annual and interim periods to be consistent with our new IFRS basis. Further, we will reconcile equity and net earnings from the previously reported 2008 Canadian GAAP amounts to the 2008 IFRS amounts.

IFRS 1 generally requires that first-time adopters consistently apply all effective IFRS standards retrospectively from the reporting date. IFRS 1 provides for certain optional exemptions and certain mandatory exceptions to this general principle. While we have not finalized our conclusions with respect to the optional exemptions, we expect to make the following elections:

  •
  Business combinations — IFRS 3, Business Combinations, may be applied retrospectively or prospectively. The retrospective basis would require restatement of all business combinations that occurred prior to the transition date. We plan to adopt IFRS 3 on a prospective basis. Further, we do not expect to early adopt IFRS 3 Revised, and will adopt that standard upon its effective date, January 1, 2010.

  •
  Fair value or revaluation as deemed cost — IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical valuation under the prior GAAP. We plan to use our historical bases as deemed cost.

  •
  Employee benefits — IAS 19, Employee Benefits, allows certain actuarial gains and losses to be either deferred and amortized, subject to certain provisions, or immediately recognized through equity. We expect to elect immediate recognition of actuarial gains and losses as of the transition date and for future periods.

  •
  Currency translation differences — IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. Alternatively, IFRS 1 allows translation differences to be recalculated in accordance with IFRS from the date a subsidiary or associate was formed or acquired. We expect to reset cumulative translation gains and losses to zero at the transition date.

  •
  Share-based payments — IFRS 2, Share Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by January 1, 2008. We expect to apply IFRS 2 only to equity instruments granted after November 7, 2002 that had not vested by January 1, 2008.

  •
  Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment — IFRS 1 allows for either the retroactive adoption or prospective adoption from the transition date of IFRIC 1, Changes in existing decommissioning, restoration and similar liabilities. We plan to prospectively apply this standard.

Further optional exemptions are provided under IFRS 1. However, we do not believe these exemptions will impact our adoption of IFRS.

Hindsight is not permitted to create or revise estimates. The estimates previously made by us under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any difference in accounting policies.

IFRS Impact on Our Organization

The conversion to IFRS will impact the way we present our financial results. We have obtained an understanding of IFRS from intensive training and preparation of reconciliations of historical Canadian GAAP financial statements to IFRS. Further, our accounting staff includes former Reuters employees who prepared financial statements under IFRS for the past three years.

We are still evaluating the impact of the conversion on our accounting systems. However, based on the differences identified to date, we believe our systems can accommodate the required changes. We believe our internal and disclosure control processes, as currently designed, will not need significant modifications as a result of our conversion to IFRS.

We have assessed the impacts of adopting IFRS on our debt covenants and other contractual arrangements, and have not identified any material compliance issues. We are considering the impacts that the transition will have on our internal planning process and compensation arrangements.

CICA 3064, Goodwill and Intangible Assets

In February 2008, the CICA adopted CICA 3064, Goodwill and Intangible Assets, which replaces CICA 3062 and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard applies to internally-generated intangible assets and rights under licensing agreements and is effective for us as of January 1, 2009. We believe there will not be a significant impact on our financial statements upon adoption.

ADDITIONAL INFORMATION

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by Thomson Reuters in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

As of August 1, 2008, we migrated certain Reuters financial systems and related work flows to our SAP solution as part of our integration and synergy program. In connection with the SAP implementation and transfer of work flows from the legacy Reuters systems, we have modified the design and documentation of our internal control processes and procedures. Changes to our control environment are incorporated into our annual assessment of internal control over financial reporting. We anticipate that as we execute our integration and synergy program across Thomson Reuters over the next three years that additional business information systems will be consolidated and related workflow processes migrated as legacy Thomson and Reuters shared service center environments mature into a Thomson Reuters global business services organization. Except as described above, there was no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of November 11, 2008, Thomson Reuters had outstanding 643,997,655 common shares of Thomson Reuters Corporation, 180,280,319 ordinary shares of Thomson Reuters PLC, 6,000,000 Series II preference shares, 5,937,078 restricted share units and 14,428,696 stock options. Also outstanding were 10,511,600 options previously granted by Reuters Group PLC prior to the closing that upon exercise will entitle the holders to receive 0.16 ordinary shares of Thomson Reuters PLC, plus 352.5 pence per share for each share of Reuters Group PLC.

A Reuters Founders Share has also been issued by each of Thomson Reuters Corporation and Thomson Reuters PLC which enables the Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles. Thomson Reuters Corporation and Thomson Reuters PLC have also each issued a special voting share to a special voting trust so that shareholders of the two companies can ordinarily vote together as a single decision-making body. Thomson Reuters Corporation has issued an equalization share to Thomson Reuters PLC in connection with Thomson Reuters Corporation's support obligations under the DLC structure.

Public Securities Filings and Regulatory Announcements

You may access other information about Thomson Reuters, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. Information that we announce in the United Kingdom through RNS, a Regulatory Information Service (including this management's discussion and analysis and our financial statements) is available on our website, www.thomsonreuters.com, as well as on SEDAR and EDGAR.

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of consolidated operating results for Thomson Reuters eight most recent quarters:

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)
	2008	2007	2008	2007	2008	2007	2007	2006

Revenues	1,834	1,662	3,128	1,805	3,333	1,796	2,033	1,850
Operating profit	216	225	295	352	493	310	410	422
Earnings from continuing operations	193	209	179	262	392	314	311	305
Discontinued operations, net of tax	1	15	(6)	115	(11)	2,655	123	86

Net earnings	194	224	173	377	381	2,969	434	391
Dividends declared on preference shares	(2)	(1)	(1)	(2)	(1)	(1)	(2)	(1)

Earnings attributable to common and ordinary shares	192	223	172	375	380	2,968	432	390

Basic earnings per share
From continuing operations	$0.30	$0.32	$0.22	$0.41	$0.47	$0.49	$0.48	$0.47
From discontinued operations	0.00	0.03	(0.00)	0.18	(0.01)	$4.14	0.19	0.14

	$0.30	$0.35	$0.22	$0.59	$0.46	$4.63	$0.67	$0.61

Diluted earnings per share
From continuing operations	$0.30	$0.32	$0.22	$0.40	$0.47	$0.49	$0.48	$0.47
From discontinued operations	0.00	0.03	(0.00)	0.18	(0.01)	$4.12	0.19	0.14

	$0.30	$0.35	$0.22	$0.58	$0.46	$4.61	$0.67	$0.61

Historically, Thomson's revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Its operating margins historically increased as the year progressed. In general, Thomson's year-over-year performance reflected increased operating profit driven by higher revenues from existing businesses and contributions from acquired businesses. As Reuters revenues and profits have not historically fluctuated significantly throughout the year, we anticipate that the seasonality of Thomson Reuters revenues and operating profits will be slightly less pronounced.

In the quarter ended September 30, 2007, earnings from discontinued operations reflected a gain on the sale of Thomson Learning's higher education, careers and library reference businesses. In the quarter ended March 31, 2008, operating profit and earnings reflected expenses associated with the Reuters transaction.

Results for Reuters are included in our consolidated financial statements beginning from April 17, 2008, the closing date of the acquisition. All prior periods reflect the results of Thomson only. In the quarter ended June 30, 2008, operating profit and earnings from continuing operations reflected an impairment on assets held for sale.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This management's discussion and analysis, in particular the section under the heading "Outlook," includes forward-looking statements that are based on certain assumptions and reflect our current expectations. Forward-looking statements are those that are not historical facts and also include our expectations about future prospects. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to our ability to achieve the anticipated benefits from the Reuters transaction and our integration and synergy program (including within the time periods currently expected); changes in the general economy; actions of competitors; changes to legislation and regulations; increased accessibility to free or relatively inexpensive information sources; failure to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure of electronic delivery systems, network systems or the Internet; detrimental reliance on third parties for information; failure to meet the challenges involved in the expansion of international operations; failure to protect our reputation; impairment of goodwill and identifiable intangible assets; failure of significant investments in technology to increase revenues or decrease operating costs; increased self-sufficiency of customers; inadequate protection of intellectual property rights; downgrading of credit ratings; threat of legal actions and claims; changes in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by Woodbridge. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson Reuters Corporation's annual report on Form 40-F for the year ended December 31, 2007 and Thomson Reuters PLC's annual report on Form 20-F for the year ended December 31, 2007. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation.

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THOMSON REUTERS MANAGEMENT'S DISCUSSION AND ANALYSIS